[LETTERHEAD OF PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP]

1285 Avenue of the Americas

New York, NY 10019-6064

July 31, 2007

Via EDGAR

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

Division of Corporate Finance

Washington D.C. 20549-3628

Re:	Ryerson Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 20, 2007 by the Harbinger Capital Partners Master Fund I, Ltd.

and Harbinger Capital Partners Special Situations Fund, L.P.

File No. 001-09117

Schedule 13D/A filed July 20, 2007

File No. 001-09117

Dear Mr. Duchovny:

The following are the responses of Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (collectively, the “HCP Funds”) to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter from you, dated July 26, 2007 (the “Comment Letter”), with respect to the HCP Funds’ Schedule 14A filed on July 20, 2007, and Schedule 13D/A filed on June 20, 2007, relating to Ryerson Inc., a Delaware corporation (the “Company”). The discussion below is presented in the order of the numbered comments in the Comment Letter.

Revised Schedule 14A

Annex A

1.	We reissue comment 2 from our previous letter. Please provide the disclosure required by Item 5(b)(viii) of Schedule 14A, including the notional number of securities subject to each agreement, the initial reference price, and the amount and nature of the interim payments, each as referred to in your current disclosures.

Daniel F. Duchovny

Response:

In response to the Staff’s comment, the HCP Funds have revised the disclosure as requested.

Schedule 13D/A

2.	We disagree with your response to previous comment 3 and we reissue it. We note that both Item 5(c) and Item 6 of Schedule 13D require the disclosure of the terms of these agreements. Please revise the disclosure to provide the information described in the comment above. Also, file the swap agreements as exhibits to the Schedule 13D.

Response:

In response to the Staff’s comment, the HCP Funds have revised the disclosure in response to Item 5(c) and Item 6 as requested.

The HCP Funds respectfully advise the staff that the HCP Funds continue to believe that Item 7 of Schedule 13D does not require the filing of the swap agreements. This conclusion is based on the HCP Funds’ determination that (i) the list of categories of agreements requiring a filing under Item 7 is, by the language of such Item and by comparison to the other Items on Schedule 13D, exclusive and (ii) the swap agreements do not fit within the categories requiring a filing under Item 7.

As noted in our letter of July 20, 2007, Item 7 of Schedule 13D requires the filing of “all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder’s fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.” This language is, by its terms, an exclusive list of the categories of agreements requiring a filing under Item 7. By contrast, Item 6 of Schedule 13D requires disclosure of “any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.” The HCP Funds believe the omission of the phrase “including but not limited to” from Item 7, while that phrase was included in Item 6, strongly supports the conclusion that the list of categories in Item 7 was intended to be exclusive.

Daniel F. Duchovny

The HCP Funds respectfully note that the swap agreements do not relate to any of the items listed in Item 7 of Schedule 13D, including the items listed in clause (3) of such Item. With specific reference to the phrase “guarantees against loss or of profit,” the HCP Funds respectfully note that the swap agreements are designed to transfer the full economic exposure arising from ownership of shares of the Company’s common stock. As noted in the revised disclosure, each swap agreement provides for the payment by the counterparty of the amount of any increase, and the payment by the applicable HCP Fund of the amount of any decrease, of the official market price of a notional amount of shares above or below the applicable initial reference price. As such, each of the HCP Fund and the counterparty bear a full range of risk of loss and opportunity for gain and neither receives a guarantee against any loss or of any profit. While such arrangements could serve to hedge an exposure to loss otherwise held by a party, the swap agreements do not themselves provide a guarantee for or against any economic outcome. As such, the HCP Funds do not believe the swap agreements fall within the categories that are required to be filed under Item 7 of Schedule 13D.

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Together with this response, the HCP Funds are filing an Amendment No. 3 to the proxy statement on Schedule 14A, as well as an Amendment No. 5 to the Schedule 13D, to amend those documents in a manner consistent with the comments and responses set forth above.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Robert Schumer at (212) 373-3097, Raphael Russo at (212) 373-3309 or Steven Williams at (212) 373-3257.

Very truly yours,

/s/ Steven J. Williams

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